UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                    EGL, Inc.
    ------------------------------------------------------------------------
                                (NAME OF ISSUER)


                    Common Stock, par value $0.001 per share
    ------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   268484 10 2
    ------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300

                               R. Jay Tabor, Esq.
                           Weil, Gotshal & Manges LLP
                               200 Crescent Court
                                    Suite 300
                               Dallas, Texas 75201
                                 (214) 746-7700
    ------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                  May 22, 2007
    ------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

      EXPLANATORY NOTES: This Amendment No. 8 to Schedule 13D (this "Amendment") is being filed by James R. Crane and the other reporting persons (collectively, the "Reporting Persons") signatory hereto as identified in the Schedule 13D filed on January 22, 2007, as amended by Amendment No. 1 thereto filed on February 8, 2007, Amendment No. 2 thereto filed on March 1, 2007, Amendment No. 3 thereto filed on March 20, 2007, Amendment No. 4 thereto filed on March 28, 2007, Amendment No. 5 thereto filed on April 5, 2007, Amendment No. 6 thereto filed on April 25, 2007, Amendment No. 7 thereto filed on May 14, 2007, and Amendment No. 8 thereto filed on May 18, 2007 (as amended, the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") relating to the common stock, par value $0.001 per share ("EGL Common Stock"), of EGL, Inc. (the "Issuer"). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

      The Reporting Persons wish to make clear that Mr. E. Joseph Bento, who was one of the signatories to the Schedule 13D filed on January 22, 2007 and to Amendments No. 1 through 7 thereof as previously filed, was not a signatory to Amendment No. 8 to the Schedule 13D and is not a signatory to this Amendment.

      The Reporting Persons have excluded Mr. Bento as a signatory and as a member of the group because they believe, based on reliable information, that Mr. Bento, while purporting to cooperate with the Reporting Persons in their offer to acquire the Issuer, in fact has been secretly and improperly cooperating with Apollo Management VI, L.P. and its portfolio company, CEVA Group Plc (collectively, "Apollo/CEVA") in the competing offer by Apollo/CEVA to acquire the Issuer.

      The Reporting Persons further believe, based on reliable information that, while holding himself out to the Reporting Persons as a person cooperating with the Reporting Persons' bid for the Issuer, Mr. Bento in fact has, without the prior knowledge of or permission from the Reporting Persons, improperly shared confidential information relating to the Reporting Persons' bidding strategy and other confidential information regarding the Reporting Persons' offer to acquire the Issuer. The Reporting Persons cannot give any assurance that prior statements of Mr. Bento in the Schedule 13D as to his intentions were in fact truthful and accurate.

      The Reporting Persons intend to explore all appropriate remedies, including legal action for damages and other relief, that they may have against Mr. Bento.

      ITEM 4.  PURPOSE OF TRANSACTION.

      The disclosure in Item 4 is hereby supplemented by adding the following after the last paragraph thereof:

      On May 22, 2007, Centerbridge, Woodbridge and Talon Management Holdings LLC entered into a letter agreement (the "LLC Agreement Letter") whereby such

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

persons acknowledged and agreed, in connection with the execution and delivery of the Interim LLC Agreement Amendment, that any amounts paid to Talon Management Holdings LLC under the Interim LLC Agreement, as amended by the Interim LLC Agreement Amendment are, to the extent Talon Management Holdings LLC or James R. Crane has incurred expenses in connection with the transactions contemplated by the Merger Agreement in excess of such amount, being paid to Talon Management Holdings LLC in reimbursement of such costs and expenses, as previously contemplated by the Interim LLC Agreement and Interim Investors Agreement. This description of the LLC Agreement Letter does not purport to be complete and is qualified in its entirety by reference to the LLC Agreement letter, which is attached as Exhibit 7.34 hereto and incorporated by reference in its entirety into this Item 4.

      ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits shall be attached in numerical order at the end of
Item 7:


 Exhibit          Letter Agreement, dated as of May 22, 2007, among Centerbridge
   7.34           Capital Partners, L.P., Centerbridge Partners Strategic, L.P.,
                  Centerbridge Capital Partners SBS, L.P., The Woodbridge
                  Company Limited, and Talon Management Holdings LLC.




















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



                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.

                                    Dated: May 23, 2007



                                                     *
                                    --------------------------------------
                                    JAMES R. CRANE



                                                     *
                                    --------------------------------------
                                    RONALD E. TALLEY



                                                     *
                                    --------------------------------------
                                    GREGORY WEIGEL



                                                     *
                                    --------------------------------------
                                    KEITH WINTERS



                                                     *
                                    --------------------------------------
                                    VITTORIO FAVATI



                                                     *
                                    --------------------------------------
                                    BRUNO SIDLER




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



* Margaret Barradas, by signing her name hereto, does sign this document on behalf of each of the persons indicated above for whom she is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.


                                    /S/ MARGARET BARRADAS
                                    --------------------------------------
                                    MARGARET BARRADAS


























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